# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JVSPAC Acquisition Corp., CIK 0001866001
CUSIP: G5212E105
Title of class of securities: Ordinary shares
Address of issuer's principal executive offices: G/F HANG TAK BUILDING, 1 ELECTRIC STREET, WANCHAI, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001880306

## Reporting persons
- Winky Investments Ltd.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,677,500; shared voting power 0; sole dispositive power 1,677,500; shared dispositive power 0; aggregate amount beneficially owned 1,677,500 (21.8% of the class)
  Comment: The 1,677,500 shares referred to in Rows 5, 7 and 9 represent (i) 1,437,500 Class B ordinary shares with no par value ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares with no par value ("Class A Ordinary Shares") immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, and (ii) 240,000 Class A ordinary shares underlying the private placement units, as more fully described under the heading "Description of Securities " in the Issuer's Registration Statement on Form S-1 (File No. 333-275176). Mr. Albert Wong is the sole director of Winky Investments Limited and has voting and investment discretion with respect to the securities held of record by Winky Investments Limited. The percentage in Row (11) is based on 7,686,250 shares of Ordinary Shares, including Class A ordinary shares and Class B ordinary shares issued and outstanding as of November 8, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission ("SEC") on November 8, 2024.
- Albert Wong: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); sole voting power 1,677,500; shared voting power 0; sole dispositive power 1,677,500; shared dispositive power 0; aggregate amount beneficially owned 1,677,500 (21.8% of the class)
  Comment: The 1,677,500 shares referred to in Rows 5, 7 and 9 represent (i) 1,437,500 Class B ordinary shares with no par value ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares with no par value ("Class A Ordinary Shares") immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, and (ii) 240,000 Class A ordinary shares underlying the private placement units, as more fully described under the heading "Description of Securities " in the Issuer's Registration Statement on Form S-1 (File No. 333-275176). Mr. Albert Wong is the sole director of Winky Investments Limited and has voting and investment discretion with respect to the securities held of record by Winky Investments Limited. The percentage in Row (11) is based on 7,686,250 shares of Ordinary Shares, including Class A ordinary shares and 1,437,500 Class B ordinary shares issued and outstanding as of November 8, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission ("SEC") on November 8, 2024.

## Item 1. Issuer
Name of issuer: JVSPAC Acquisition Corp.
Address of issuer's principal executive offices: G/F HANG TAK BUILDING, 1 ELECTRIC STREET, WANCHAI, Hong Kong, 00000

## Item 2. Person Filing
Name of person filing: Winky Investments Limited and Albert Wong (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: G/F Hang Tak Building, 1 Electric Street, Wan Chai, Hong Kong
Citizenship:
Winky Investments Limited is a British Virgin Islands company.
Albert Wong is a citizen of Hong Kong.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, the Reporting Persons may be deemed to beneficially own 1,677,500 of the Issuer's Class A and Class B Ordinary Shares. Winky Investments Limited is the record holder of the ordinary shares reported herein. Albert Wong is the sole director of Winky Investments Limited and has voting and investment discretion with respect to the securities held of record by Winky Investments Limited, and may be deemed the beneficial owner of the securities held by Winky Investments Limited. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class: The 1,677,500 of the Issuer's Class A and Class B Ordinary Shares owned by the Reporting Persons constitute 21.8% of the total number of Class A and Class B Ordinary Shares issued and outstanding, assuming the conversion of all issued and outstanding Class B Ordinary Shares of the Issuer. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares with or immediately following the Business Combination on a one-for-one basis and may be converted at any time prior to the Business Combination at the option of the holder on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities " in the Issuer's Registration Statement on Form S-1 (File No. 333-275176). The percentage of the total ordinary shares held is based on 6,248,750 Class A ordinary shares and 1,437,500 Class B ordinary shares issued and outstanding as of November 8, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 8, 2024, assuming the conversion of all Class B Ordinary Shares.
Sole power to vote or to direct the vote:
Winky Investments Limited - 1,677,500;
Albert Wong - 1,677,500.
Shared power to vote or to direct the vote:
Winky Investments Limited - 0;
Albert Wong - 0.
Sole power to dispose or to direct the disposition:
Winky Investments Limited - 1,677,500;
Albert Wong - 1,677,500.
Shared power to dispose or to direct the disposition:
Winky Investments Limited - 0;
Albert Wong - 0.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement, between each Reporting Person, dated February 19, 2025 by and among the Reporting Persons.

## Signatures
- Winky Investments Ltd.: /s/ Albert Wong, Albert Wong/Director (02/19/2025)
- Albert Wong: /s/ Albert Wong, Albert Wong/Individual (02/19/2025)